Exhibit 99.2

Golf View Corporate Tower-B
Sector-42, Sector Road
Gurgaon-122 002, Haryana, India
Tel : +91 124 464 4000
Fax : +91 124 464 4050
Limited Review Report
Review Report to The Board of Directors Vedanta Limited
We have reviewed the accompanying statement of unaudited financial results of Vedanta Limited (‘the Company’) for the quarter ended December 31, 2016 and year to date from April 1, 2016 to December 31, 2016 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. This Statement is the responsibility of the Company’s management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.
We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.
Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.
For S.R. Batliboi & Co. LLP Chartered Accountants
ICAI Firm registration number: 301003E/E300005
per Raj Agrawal Partner
Membership No.: 82028
Place: Gurgaon Date: February 14, 2017
S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294 Regd. Office : 22, Camac Street, Block ‘C’, 3rd Floor, Koltata-700 016

Golf View Corporate Tower-B
Sector-42, Sector Road
Gurgaon-122 002, Haryana, India
Tel : +91 124 464 4000
Fax : +91 124 464 4050
Limited Review Report
Review Report to The Board of Directors Vedanta Limited
We have reviewed the accompanying statement of unaudited consolidated financial results of Vedanta Group comprising Vedanta Limited (‘the Company’) and its subsidiaries (together, ‘the Group’), joint ventures and associates, for the quarter ended December 31, 2016 and year to date from April 1, 2016 to December 31, 2016 (the “Statement”), attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. This Statement is the responsibility of the Company’s management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.
We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.
We did not review revenues for the nine months ended December 31, 2016 of Rs. 5,255.44 crore and assets as of December 31, 2016 of Rs. 3,821.63 crore, included in the accompanying unaudited consolidated financial results relating to subsidiaries, whose financial information have been reviewed by the other auditors and whose reports have been furnished to us. Our conclusion on the unaudited quarterly financial results, in so far as it relates to such subsidiaries is based solely on the reports of the other auditors.
We also did not review revenue for the nine months ended December 31, 2016 of Rs. 6.78 crore and assets as of December 31, 2016 of Rs. 355.79 crore, included in the accompanying unaudited consolidated financial results relating to subsidiaries, whose financial information has not been reviewed by their auditors. Our conclusion on the unaudited quarterly financial results, in so far as it relates to such subsidiaries is based solely on the management accounts of those entities.
Based on our review conducted as above and on consideration of reports of other auditors on the unaudited separate quarterly and nine months ended financial results and on the other financial information of the components, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited consolidated financial results prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.
For S.R. Batliboi & Co. LLP Chartered Accountants
ICAI Firm registration number: 301003E/E300005
per Raj Agrawal Partner
Membership No.: 82028
Place: Gurgaon Date: February 14, 2017
S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294 Regd. Office : 22, Camac Street, Block ‘C’, 3rd Floor, Kolkata-700 016